UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER

        000-27783

CUSIP NUMBER

        928366202

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D

[ ] Form N-SAR [ ] Form N-CSR

For Period Ended:     March 31, 2014

[ ] Transition Report on Form 10-K

[ ] Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Read attached instruction (on back page) Before Preparing Form.  Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein .

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

VISTA INTERNATIONAL TECHNOLOGIES, INC.

Full Name of Registrant

Former Name if Applicable

4835 Monaco Street, Suite 101

Address of Principal Executive Office (Street and Number)

Commerce City, Colorado 80022

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[ X ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ X ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

THE QUARTERLY REPORT COULD NOT BE COMPLETED WITHIN THE PRESCRIBED TIME PERIOD BECAUSE THE REGISTRANT WAS UNABLE, WITHOUT UNDUE HARDSHIP AND EXPENSE, TO OBTAIN CERTAIN NECESSARY INFORMATION INDEPENDENTLY OR FROM THIRD PARTIES TO PERMIT THE COMPANY TO PREPARE THE FINANCIAL STATEMENTS IN A TIMELY MANNER.

Vista International Technologies, Inc. was unable to complete and file its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2014 within the prescribed time period because of delays in obtaining, compiling and reviewing, business and financial data necessary to complete the Company’s financial statements for the quarter ended March 31, 2014.

PART IV - OTHER INFORMATION

(1)           Name and telephone number of person to contact in regard to this notification:

Timothy D Ruddy	(303)	690-8300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).  [X] Yes     [   ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation of Anticipated Change

The figures in the disclosure below are estimated.

The Company anticipates that its first quarter 2014 revenues from operations will reflect an increase to approximately $250,000, compared to approximately $191,000 for the three months ended March 31, 2013.  This increase was mainly due to the presence of additional revenue from the Company’s waste to energy segment in 2014.

The Company also estimates that the quarter ended March 31, 2014 will show a significant increase in the Company’s gross profit, as compared with the prior year. The Company expects to show a gross profit of approximately $110,000 for the first quarter of 2014, compared with $21,000 for the first quarter of 2013.  This increase in gross profit was due to the higher gross margins of the waste to energy segment and reduced operating costs at our Texas tire processing facility in 2014.

We estimate an increase in our operating expenses for the quarter ended March 31, 2014, to approximately $80,000, from approximately $24,000 for the quarter ended March 31, 2013.  The increase is mainly due to the issuance of common stock to consultants who are helping the company establish European operations.

As a result of the above, net loss is expected to decrease significantly for the quarter ended March 31, 2014 compared to the net loss for the quarter ended March 31, 2013.  However, the final adjustments needed to complete the Company’s quarterly financial statements will determine the Company’s results of operations for the quarter ended March 31, 2014. These final adjustments have not been completed, and, accordingly, a reasonable estimate of the anticipated net loss is not available at this time.

VISTA INTERNATIONAL TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2014	By: /s/: Timothy D Ruddy Timothy D Ruddy Interim Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).